Exhibit 99.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Income (loss) before income taxes and minority interest	$358,577	$17,983	$336,600	$(3,770)
Adjustments:
Add fixed charges:
Interest expense	18,124	23,933	54,669	68,040
Rental expense attributable to interest	357	410	1,183	1,416

Total fixed charges	18,481	24,343	55,852	69,456

Adjusted earnings	$377,058	$42,326	$392,452	$65,686

Ratio of earnings to fixed charges (a)	20.4	1.7	7.0	0.9

(a)	For the nine months ended September 30, 2007, earnings as defined were inadequate to cover fixed charges as defined by $3.8 million.